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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933





Diversified Mineral Group, Inc.
(Exact name of issuer as specified in its charter)

NV
(State or other jurisdiction of incorporation or organization)

2400 Augusta Place, Ste.295, Houston, TX 77057 407-923-3194
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

J. Bennett Grocock, Esq., The Business Law Group, 255 S. Orange Ave., Ste. 1201, Orlando, FL 32801 407-835-1234
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1241	06-1748490
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Jefferson A. Bootes, Chairman, 2370 Lafayette Ave, Winter Park, FL 32789;
Cheryl Hardy, 2244 King James Ct., Winter Park, FL 32792

(b) the issuer's officers;

Jefferson A. Bootes, CEO, 2370 Lafayette Ave, Winter Park, FL 32789;
Cheryl Hardy, CFO, 2244 King James Ct., Winter Park, FL 32792

(c) the issuer's general partners; None

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Jefferson A. Bootes, 2370 Lafayette Ave, Winter Park, FL 32789

Cheryl M. Hardy, 2244 King James Ct, Winter Park, Fl 32792

IVest Investments, LLC, a Colorado limited liability company, 255 S. Orange Ave, Suite 1201, Orlando, FL 32801

MJMM Investments, LLC, a Pennsylvania limited liability company, 280 Wekiva Springs Rd, Suite 201, Longwood, FL 32779

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Jefferson A. Bootes,

Cheryl M. Hardy

IVest Investments, LLC

MJMM Investments, LLC

(f) promoters of the issuer; None.

(g) affiliates of the issuer; None

(h) counsel to the issuer with respect to the proposed offering;

The Business Law Group, Orlando, Florida

(i) each underwriter with respect to the proposed offering; None

(j) the underwriter's directors; N/A

(k) the underwriter's officers; N/A

(l) the underwriter's general partners; N/A

(m) counsel to the underwriter. N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

There are no affiliates of Issuer that are selling security holders. Therefore, the following statement does NOT apply:

> The issuer has had net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered

States:

Colorado
Delaware
District of Colombia
Georgia
Idaho
Louisiana
Kentucky
Missouri
Montana
Nevada
New York
Ohio
Pennsylvania
Tennessee
Utah
Washington
Wyoming

Methods: Personal contacts of Issuer and its officers, directors, shareholders

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer:

Diversified Mineral Group, Inc.

(2) the title and amount of securities issued:

Common Stock, 39,630,000shares

A total of $19,500 in Convertible Notes, convertible to a total of 60,937 shares of Common Stock, held by MJMM Investments, LLC, Barbara Hamilton, Jerry Littlefield and Paul Body.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Founders' Shares issued at par value. Consideration in form of cash or services

(4) the names and identities of the persons to whom the securities were issued.

List of Shareholders

Name	# of Shares	% of Total
Jefferson Bootes	25,000,000	63.08%
Veronica Dunford-Kerney	500,000	1.26%
Samuel P. Martin	500,000	1.26%
iVest Investments, LLC	3,500,000	8.83%
MJMM Investments, LLC	3,500,000	8.83%
James Meadows	200,000	.50%
Jerry Littlefield	600,000	1.51%
Dennis Clark	350,000	.88%
James Cahill	400,000	1.01 %
Cheryl Hardy	2,550,000	6.43%
Lavonne Michaeli	300,000	.76%
Paul Body	500,000	1.26%
Ramsey Pollard	100,000	.25%
Neil Harding	100,000	.25%
Jeff Braman	100,000	.25%
Jerry McKinney	70,000	.18%
Marcus Faller	50,000	.13%
Ronald Walker	50,000	.13%
Charles Irizarry	20,000	.05%
Worldwide Capital Group, Inc.	300,000	.76%
Lucy Clark	100,000	.25%
Nita Sullivan	50,000	.13%
Imad Masri	50,000	.13%
Linda Morand	100,000	.25%
Karen Stauffer Monte	50,000	.13%
Eric Sams	50,000	.13%
Joe Shaia	50,000	.13%
George Spreen	50,000	.13%
Dean Linden	30,000	.08%
Ron Sheppard	30,000	.08%
Chris Nunier	30,000	.08%
Morris Calf	50,000	.13%
John Flynn Hardy	50,000	.13%
Corporate Public Relations, Inc.	200,000	.50%
Kevin McCaffery	50,000	.13%
	39,630,000 Total Shares	**100%**

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Original issue, Section 4(2) and 4(1)

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None

OFFERING CIRCULAR MODEL B

Diversified Mineral Group, Inc.

2400 Augusta Place, Ste. 259, Houston, Texas 77057
(407) 923-3194

14, 060,937 Common Shares (1)

September 19, 2005

	Price to Public	Underwriting discount and commissions	Proceeds to issuer
Per unit	$.50	-----------	$.50
Total	$3,500,000(2)	------------	$3,490,000(3)

(1) Total represents 7,000,000 shares to be issued and sold directly by the Company, from time to time, at $.50 per share, and 3,000,000 shares being qualified for resale by Selling Shareholders.

(2) Represents 7,000,000 shares of common stock for sale by the Company at $.50 per share

(3) After deduction of approximately $10,000 in expenses associated with the offering.

The Company hereby offers on a "best efforts, no minimum basis" (the "Offering"), up to a maximum of 7,000,000 shares of common stock (the "Shares"), $.0001 par value, for a price of $.50 per Share. The proposed sale to the public will commence on or about December 1, 2005 (or such earlier or later time that this offering statement has been qualified by the SEC and applicable states) and will terminate no later than July 1, 2006, unless extended by the Company, in its sole discretion, for an additional period of up to 90 Days.

There also are 3,000,000 shares of common stock held by certain persons being qualified for resale for which the Company will receive no proceeds.

The price of the Shares offered hereby has been arbitrarily determined by the Company and does not bear any relationship to the Company's assets, book value, net worth, results of operations or any other recognized criteria of value.

This offering statement shall only be qualified upon order of the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

The price of the Shares offered hereby has been arbitrarily determined by the Company and does not bear any relationship to the Company's assets, book value, net worth, results of operations or any other recognized criteria of value. For additional information regarding the factors considered in determining the offering price of the Shares, see "Risk Factors - Arbitrary Offering Price."

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. ONLY THOSE PERSONS ABLE TO LOSE THEIR ENTIRE INVESTMENT SHOULD PURCHASE THESE SECURITIES. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT DECISION REGARDING THE COMMON STOCK. ALL STATEMENTS, TREND ANALYSES AND OTHER INFORMATION CONTAINED IN THIS MEMORANDUM RELATIVE TO MARKETS FOR THE COMPANY'S PRODUCTS AND TRENDS IN NET SALES, GROSS MARGIN AND ANTICIPATED EXPENSE LEVELS, AS WELL AS OTHER STATEMENTS, INCLUDING WORDS SUCH AS "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT," "INTEND," AND OTHER SIMILAR EXPRESSIONS, CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO BUSINESS AND ECONOMIC RISKS, AND THE COMPANY'S ACTUAL RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS.

1. You may never realize a Return on your Investment. THERE IS NO ASSURANCE THAT A PURCHASER OF SHARES WILL REALIZE A RETURN ON HIS INVESTMENT OR THAT HE WILL NOT LOSE HIS ENTIRE INVESTMENT IN THE COMPANY. To date, the Company has limited operations with no revenues. There can be no assurance that the Company will ever achieve profitable operations. The Company's ability to implement its business plan is dependent, among other things, on the completion of this Offering, plus additional capital will be required in excess of the proceeds of this Offering. There is no assurance that the Company will be able to raise such additional capital. PROSPECTIVE INVESTORS SHOULD READ THIS

MEMORANDUM AND ALL EXHIBITS CAREFULLY AND SHOULD CONSULT WITH THEIR OWN ATTORNEY OR BUSINESS ADVISOR PRIOR TO MAKING ANY INVESTMENT DECISION CONCERNING THE SHARES.

2. We are a Start Up Company. We own licenses in parts of Mexico to mine coal, and we are in the process of securing financing to begin mining the coal. We have letters of intent with industrial purchasers in Mexico. We have pending contracts with operating entities to mine the coal, process it, and deliver it to our customers in exchange for a share of the revenue to be received from such sales. However, we can give no assurance that we will raise sufficient funding to finance any of these activities.

3. The Offering Price of the Shares has been arbitrarily determined. There has been no prior market for our common stock or other securities. We have determined the offering price of the Shares arbitrarily, and this price does not necessarily bear any relationship to our assets, net worth, results of operations, or any established criteria of value. The offering price should not be considered an indication of the actual value of the Shares.

4. We may have challenges managing our growth. Our management team expects to expend significant time and effort in evaluating, developing, completing, and integrating new mines that we plan to acquire plus new marketing strategies. We can't assure you that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. We can't assure you that such additional management will be identified and retained by us. If we are unable to manage our growth efficiently and effectively or are unable to attract and retain additional qualified management, then there could be a material adverse effect on our financial condition and results of operations.

5. Our Competitors are bigger and better financed. Certain of our competitors are much larger and well established and have significant financing in place for growth. The primary competitors for coal in Mexico, companies like Grupo Mexico and Sanluis Industrial Corporation, the two largest coal mining companies in Mexico, are well established and currently mine and provide coal over a wide geographic distribution. The also may have lower overhead cost structures and may, therefore, be able to provide their products at lower prices than can the Company. We also face many competitors in the U.S. and abroad (China and Australia) that export coal on a worldwide basis. While the Company feels it can penetrate a portion of the existing market share of the larger competitors, we can give no assurance that we will ever be able to secure long-term and profitable customer accounts.

6. We are and will remain under Control By Existing Management And Stockholders. Currently and following the completion of this Offering, Jefferson Bootes and the other executive officers will beneficially own over 51% of the total outstanding shares of Common Stock in the Company. These persons, if acting in concert, will be

able to continue to exercise control over the Company's affairs, to elect the entire Board of Directors, and to control the disposition of any matter submitted to a vote of stockholders.

7. We are Dependent On Key Personnel. We believe that our success will depend on the experience of our key managers and other qualified executive leadership. But we will also need the services of other qualified personnel. Although we intend to enter into an employment agreement with each of our executive officers, we can't assure you that any individual will continue in such capacity for any particular period of time. The loss of key personnel or the inability to hire and retain qualified employees could have an adverse effect on our business, financial condition and results of operations.

8. Our corporate documents provide Certain Anti-Takeover Provisions. Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of preferred stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. This ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals and other attempts to buy our company.

9. Our Managers have broad discretion in Applying the Proceeds of this offering. Our management team has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changing circumstances and opportunities. Thus, our success will be substantially dependent upon the discretion and judgment of our management team in applying and allocating these net proceeds.

10. We may never Pay Dividends. To date, we have not paid any cash dividends on our common stock. And even if we become profitable in the future, it is likely that we will retain much or all of our future earnings to finance future growth and expansion. Therefore, we do not presently intend to pay any dividends, and it is not likely that we will pay any dividends in the foreseeable future.

11. There has been no prior market for our stock, and there may only be limited ways to transfer your shares. No prior market has existed for our securities, and we can't assure you that a market will develop subsequent to this offering. You must be fully aware of the long-term nature of an investment in the Company. The Shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and similar provisions of applicable state laws. While it is our intent to apply for listing of the Shares for trading on the Over the Counter Pink Sheets, we can't assure you that we will be successful in such application or, that if we are successful, that a market for our common stock will ever develop or continue on the Pink Sheets. Purchasers of Shares will need to bear the economic risk of the investment for an indefinite period of time. Ownership of the Shares must be considered a long-term, non-liquid investment. Prospective investors will be required to represent in writing that they are purchasing the

Shares for their own account, for long-term investment only, and not with a view towards resale, fractionalization, division, or distribution.

12. There is No Minimum Number of Shares we have to sell in this Offering. We are making this offering on a "best efforts, no minimum basis." What this means is that all the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that subscriptions for the entire Offering will be obtained. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objectives could be adversely affected if the entire offering of Shares is not fully subscribed for.

13. This Memorandum contains Forward-looking Statements. The discussion in this Memorandum regarding the Company and our business and operations includes "forward-looking statements." These statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate," "intend" or "continue" or the negative version of them, other variations of them, or comparable terminology. You are cautioned that all forward-looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. We do not have a policy of updating or revising forward-looking statements; thus, it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward looking statements.

14. We will Need Additional Capital. We contemplate that we will need to seek additional financing in order to fund growth, acquire new mining projects, and continue mining efforts. We have made no arrangements to obtain future additional financing, and we cannot assure you that such additional funds will be available or that, if available, such additional funds will be on terms acceptable to us.

15. You will suffer Immediate Dilution in value of your shares. After giving effect to the sale of all Shares of Common Stock offered by us in this offering, our existing shareholders will experience an immediate increase in net tangible book value, and purchasers of Common Stock in this offering will experience an immediate dilution in net tangible book value.

16. State Blue Sky registration; potential limitations on resale of the shares. The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which

permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

17. Sales of a substantial amount our common stock in the future could cause our stock price to fall. Some stockholders hold a substantial number of shares of our common stock that have not yet been sold in the public market. Further, additional shares may become available for sale upon the conversion or redemption of our convertible subordinated note. Sales of a substantial number of shares of our common stock within a short period of time in the future could impair our ability to raise capital through the sale of additional debt or stock and /or cause our stock price to fall.

18. There is no active trading market for the shares of our common stock, nor is it known whether or when an active trading market for our common stock will develop. Although we intend to apply for a listing of our common stock on the Pink Sheets national automated inter-dealer quotation system when eligible, we may not be successful and it is possible that there will not be any trading market for shares of our common stock. If we are able to secure such a listing on the Pink Sheets, the liquidity of our common stock could be impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company.

As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was quoted on the OTC Bulletin Board or the NASDAQ Stock Market or traded on a national securities exchange, like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of our common stock in the public market, including the shares offered under this memorandum, could lower our stock price and impair our ability to raise funds in new stock offerings.

19. The trading price of our common stock could entail additional regulatory requirements which may negatively affect the trading. If our shares are listed and commence trading on the Pink Sheets, the trading price of our common stock will be

below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

20. Sales by Selling Security Holders. As there is no market for our common stock, the shares being offered for resale by selling shareholders will be offered and sold at the fixed price of $0.50 per share until the shares become quoted on a securities market such as the Over the counter Bulletin Board or securities exchange. After qualification of this Form 1-A, the Company will not be a "reporting company" under the Securities Exchange Act of 1934, and, accordingly, its securities will not be eligible for quotation on the OTCBB or an exchange until such time that it becomes a reporting company.

Item 4. Plan of Distribution

Offering by the Company

The Shares will be sold by certain employees, officers and directors of the Company. The Offering may be withdrawn, canceled, or terminated by the Company at any time.

Subscription proceeds will be deposited directly with the Company, and no escrow arrangement will be utilized. Such proceeds will be available for immediate use by the Company, subject to rescission rights by certain state residents. No minimum number of Shares must be sold in order for the Company to use subscription funds.

The Company has the right, in its sole discretion, to reject any subscription for any reason whatsoever at any time prior to the termination of the Offering. If the Company does not accept a Subscription, then subscription funds will promptly be refunded to the subscriber, without interest.

Offering by Selling Shareholders

Selling security holders are offering 3,000,000 shares of common stock under this Offering Circular at a price of $0.50 per share. The selling security holders may sell the shares from time to time directly to purchasers or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved. The Company will not receive any proceeds from the sale of the shares by selling security holders.

The shares may be sold in one or more transactions at fixed prices until a public market develops, at prevailing market prices at the time of sale after a public market develops, at prices related to prevailing market prices, a varying prices determined at the time of sale, or at negotiated prices.

The aggregate proceeds to the selling security holders from the sale of the shares offered by them will be the purchase price of the shares less discounts, concessions and commissions, if any. The selling security holders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed securities brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and has been complied with.

The selling security holders and any underwriters, broker-dealers or agents who participate in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, concessions, commissions or profit they earn on any re-sales of the shares may be underwriting discounts or commissions under the Securities Act. Selling security holders and their agents who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the Offering Circular delivery requirements of the Act. The Company has advised the selling security holders that they or persons acting on their behalf are required to deliver a copy of this Offering Circular when making sales of the shares.

In addition, any shares covered by this Offering Circular which also qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Offering Circular. A selling security holders may transfer, devise or gift his shares by other means not described in this Offering Circular.

To the extent required, the specific shares to be sold, the purchase prices and the public offering prices, the name of any agent, dealer or underwriter and any applicable discounts or commissions with respect to a particular offer or sale will be set forth in accompanying supplement or, if appropriate, in a post-effective amendment to this Offering Circular.

This offering of the shares for resale by the selling security holders will begin on the date of this Offering Circular and continue as long as this Offering Circular is in effect or until the selling security holders have sold all of their shares, whichever occurs first. If required, the Company will distribute a supplement to this Offering Circular or amend this Offering Circular in part to describe material changes to the terms of the offering.

The Company is paying all of the costs for qualifying the shares for resale by the selling security holders. These expenses include the SEC's filing fees and filing fees under state securities or "blue sky" laws. The selling security holders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with their resale of the shares.

None of the Selling Shareholders are broker-dealers or affiliates of broker-dealers.

Name of Selling Shareholder	Shares Offered	Shares Owned After Offering	% Owned After Offering
MJMM Investments, LLC a Pennsylvania limited liability company	1,439,063	3,500,000	7.51%
iVest Investments, LLC a Colorado limited liability company	1,500,000	3,500,000	7.51%
Barbara Hamilton (1)	15,625	15,625	.03%
MJMM Investments, LLC a Pennsylvania limited liability company (1)	25,000	25,000	.05%
Jerry Littlefield (1)	12,500	12,500	.02%
Paul Body (1)	7,812	7,812	.01%

(1) Represents number of common shares issuable upon conversion of certain convertible notes.

These shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees or transferees of, or successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, after the shares are trading, if ever, at market prices prevailing at the time of sale.

Restrictions on Transferability

Prior to this offering, there has been no public market for the common stock of the Company and there can be no assurances that any trading market will develop. Accordingly, there may never be a public resale market for the Shares. The Shares have not been registered under the Securities Act of 1933, as amended, or the laws of any state jurisdiction. Such securities may be sold or otherwise transferred by an investor only if the investor complies with all applicable state and federal securities laws. The Company does not intend to register the Shares.

The availability of Federal and state exemptions and the legality of the offer and sale of the Shares are conditioned upon, among other things, the fact that the purchase of Shares by all investors will be for investment purposes only and not with a view to resale or distribution. Accordingly, each prospective investor will be required to represent in the Subscription Agreement that it is purchasing the Shares for its own account and for the purpose of investment only, not with a view to, or in accordance with, the distribution of sale of the Shares and that it will not sell, pledge, assign or transfer or offer to sell, pledge, assign or transfer any of its Shares without an effective registration statement under the Securities Act, or an exemption therefrom and an opinion of counsel acceptable to the Company that registration under the Securities Act is not required and that the transaction complies with all other applicable Federal and state securities laws.

There are currently no arrangements for the return of funds to subscribers if all of the securities to be offered are not sold.

Item 5. Use of Proceeds to Issuer

The net proceeds to the Company from the proposed sale of the Shares, after the deduction of estimated Offering expenses of $10,000 payable by the Company, are anticipated to be approximately $3,490,000. All proceeds will be used for general working capital purposes, including purchase of mining equipment, opening of offices, paying labor, funding marketing efforts, securing new leases of land for mining opportunities, and funding engineering and geological studies.

Item 6. Description of Business

Diversified Mineral Group, Inc. (DMG) is a Nevada corporation operating as a holding company of subsidiary companies conducting diversified mining operations, principally for coal. Through its subsidiaries, DMG currently holds mining claims in Mexico, though plans are to include opportunities both in the U.S. and other countries. The Company is currently negotiating mining rights in Arizona for gold and other minerals.

In order to establish if an area is suitable for mining operations, certain studies and reports have to be completed by independent engineering and geological consultants to confirm that the proposed site has significant enough presence of minerals to substantiate the cost of extraction.

Minergy Group of Denver, CO, is the engineering firm DMG has retained to complete all of the engineering and feasibility studies for each project.

Monclova Coal Project. DMG's Texas subsidiary, Rio Grand Coal, Inc. (Rio Grand), owns the mining rights to the Monclova coal project. This project will be the first one to commence operations as soon as we secure sufficient funding. This project is located on 12,000 acres of land located in Northern Mexico some 60 miles southwest of Eagle Pass, Texas. We intend to sell the mined coal to the Federal Electric Commission of Mexico (CFE) for use in their power generation facilities. Monthly output is projected at 20,000 tons, to generate approximately $800,000 in monthly gross revenue at roughly $43 per ton delivered. Initially, Rio Grand will subcontract all mining and delivery operations to one or more qualified entities that, when combined, will provide all equipment and services for approximately $12-15 per ton of mined coal.

Initial geological studies have been completed indicating a coal seam averaging 6 meters in thickness underneath 6-7 meters of overburden (the earth that covers the coal seam). Further work was completed in October of 2004, which included rotary drilling to confirm previous geological work. Engineering of the mine and support facilities is currently underway with follow up work to be started by Minergy Group.

The appeal of this project resides in its vast coal deposits and prime location. The major railway line and highway 57 are located on the west line of the property. This rail line leads south to the steel mills in Monclova, and north to the power plants. Some minor development and infrastructure will need to be completed before operations can begin. This will include a mining office, maintenance facility, on site storage as well as a road into the property for the mining trucks.

The coal project currently is estimated to yield approximately $8 million in revenue in year one, and $12 million of revenue in year two. Profit will depend on whether we use outside mining services or run or own operations, or a combination of the two.

Coal Mining

Coal was one of man's earliest sources of heat and light. The Chinese were known to have dug it more than 3,000 years ago. The first recorded discovery of coal in this country was by French explorers on the Illinois River in 1679, and the earliest recorded commercial mining in the U.S. occurred near Richmond, Virginia, in 1750. In the nineteenth century, coal grew rapidly in importance, and from 1850 to 1950 it was our most important energy fuel.

Today, coal is enjoying a renaissance as a multi-billion dollar per year industry, accounting for over one-half of our electric power generation, supplying coke for the steel industry, and providing a source of foreign exchange as an export commodity.

Experts estimate that more than 80 percent of the recoverable fossil fuels take the form of coal, and coal is so abundant that we can meet our energy needs for another 250-300 years at the current rate of use. Today's coal industry has been transformed from the image people remember of black smoke billowing from smokestacks, to today's modern, sophisticated technologies and equipment that result in only small plumes of steam emerging from smokestacks.

Mexico. Today, coal is used to generate almost all of Mexico's electric power. Forecasters predict an even more robust role for coal in the future as electric power continues to grow as a major source of energy. Equally important, work on new coal combustion technologies is advancing in response to society's demands that a clean environment be maintained, and researchers in industry, universities and the government are continuing their efforts to develop new ways for this ancient gift to continue serving modern society.

Types of Coal

We use the term "coal" to describe a variety of fossilized plant materials, but no two coals are exactly alike. Heating value, ash melting temperature, sulfur and other impurities, mechanical strength, and many other chemical and physical properties must be considered when matching specific coals to a particular application.

Coal is classified into four general categories or "ranks." They range from lignite through sub bituminous and bituminous to anthracite, reflecting the progressive response of individual deposits of coal to increasing heat and pressure. The carbon content of coal supplies most of its heating value, but other factors also influence the amount of energy it contains per unit of weight. (The amount of energy in coal is expressed in British thermal units per pound. A BTU is the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit.)

About 90 percent of the coal found in North America falls in the bituminous and sub bituminous categories, which rank below anthracite and, for the most part, contain less energy per unit of weight.

- Anthracite. Anthracite is coal with the highest carbon content, between 86 and 98 percent, and a heat value of nearly 15,000 BTUs per pound. Most frequently associated with home heating, anthracite is a very small segment of the coal market. There are 7.3 billion tons of anthracite reserves in the United States, found mostly in 11 northeastern counties in Pennsylvania.

- Bituminous. The most plentiful form of coal in the United States and Mexico, bituminous coal is used primarily to generate electricity and make coke for the steel industry. The fastest growing market for coal, though still a small one, is supplying heat for industrial processes. Bituminous coal has a carbon content ranging from 45 to 86 percent carbon and a heat value of 10,500 to 15,500 BTUs per pound.

- Sub bituminous. Ranking below bituminous is sub bituminous coal with 35-45 percent carbon content and a heat value between 8,300 and 13,000 BTUs-per-pound. Although its heat value is lower, this coal generally has a lower sulfur content than other types, which makes it attractive for use because it is cleaner burning.

- Lignite. Lignite is a geologically young coal, which has the lowest carbon content, 25-35 percent, and a heat value ranging between 4,000 and 8,300 BTUs-per-pound. Sometimes called brown coal, it is mainly used for electric power generation.

How Coal Is Formed

Coal is called a fossil fuel because it was formed from the remains of vegetation that grew as long as 400 million years ago. It is often referred to as "buried sunshine," because the plants that formed coal captured energy from the sun through photosynthesis to create the compounds that make up plant tissues. The most important element in the plant material is carbon, which gives coal most of its energy.

Most of our coal was formed about 300 million years ago, when steamy swamps covered much of the earth. As plants and trees died, their remains sank to the bottom of the swampy areas, accumulating layer upon layer and eventually forming a soggy, dense material called peat.

Over long periods of time, the makeup of the earth's surface changed, and seas and great rivers caused deposits of sand, clay and other mineral matter to accumulate, burying the peat. Sandstone and other sedimentary rocks were formed, and the pressure caused by their weight squeezed water from the peat. Increasingly deeper burial and the heat associated with it gradually changed the material to coal. Scientists estimate that from 3 to 7 feet of compacted plant matter was required to form 1 foot of bituminous coal.

How Coal Is Produced

Coal found close to the surface could be uncovered and removed by large machines in a process that is called surface (or strip) mining. Surface mining techniques account for 60 percent of coal produced in the United States and Mexico, and 75 percent in Western states, where some deposits are up to 100 feet thick. It is the process we will use in our operations in Mexico because it is the most efficient and cost-effective way or extracting coal from our properties.

Only recently has surface mining played an important role in the coal industry. The development and use of large power equipment provided the impetus that moved surface mining into prominence, and during the 1970s it became the leading method of coal mining.

Today's surface mines are large, intensively engineered, and highly efficient mechanized operations. When an area is to be mined, topsoil and subsoil are removed first and set aside to be used later in reclaiming the land. Then specially designed machines such as draglines, wheel excavators, or large shovels remove the rock and other material, called overburden, to expose the bed of coal. Smaller shovels load the coal into large trucks that remove the coal from the pit.

Once the coal is removed, the area is reclaimed. First the overburden and then the soils are replaced and the area are restored as nearly as possible to its original contour. Vegetation currently suitable to the area is planted to anchor the soil and return the land to a natural, productive state. Reclaimed lands are a valuable resource that can support farm crops, provide new wildlife habitats, enhance recreational opportunities, and even serve as sites for commercial development.

The complete mining operation is scheduled so that as one area is being mined, another is being reclaimed where the coal was removed. Thus, even in the largest surface mines only a relatively small area is disturbed by active mining at any one time.

Marketing Strategy and Competition

DMG has been in negotiations with the Mexican Federal Electric Commission (CFE) for the sale of coal to the coal-fueled power plants located just 80 miles from the Monclova project site. Even though no actual contracts can be written or guaranteed until the mining commences, DMG has been assured that it will be able to establish a significant market share of these coal sales to the CFE. Since roughly 40% of the coal used by the CFE plant is imported from outside Mexico, the close proximity or our project to their plant provides them quality coal faster and far cheaper. Further negotiations have been ongoing with the Mexican steel giant AHMSA in Monclova. At this time there is great interest from AHMSA to purchase coal from our Monclava project, but no formal contract can be reached until the mine is ready to produce.

We have also been approached by various representatives of foreign industrial steel conglomerates, who have voiced significant interest in our production.

Personnel

From the outset the people associated with this project have been chosen for their experience and reputation in their respective fields. A great amount of time has gone into researching this project and in finding the experts and key personnel that will be working on this project. Many of our key operational personnel live in the Sabinas area and have worked in the coal mines for many years. Though the company currently has 2 fulltime employees (Mr. Bootes and Ms. Hardy), we plan to hire a full contingent of mining and office personnel when the operations commence.

Insurance

DMG is currently seeking to register with Overseas Private Insurance Corporation (OPIC) for political risk insurance, and we expect full coverage to begin in the Fall of 2005. OPIC is a U.S. government agency that insures American companies and their investors against political violence, hostile takeovers and expropriation by the host government.

Item 7. Description of Property

The Company currently subleases approximately 1,000 square feet of office space in a high rise building in Houston, Texas, with annual rental of $12,000. This lease expires on August 30, 2008.

Item 8. Directors, Executive Officers and Significant Employees

Name	Age	Position
Jefferson A. Bootes	47	Chairman, Chief Executive Officer
Cheryl Hardy	42	Chief Operating Officer, Chief Financial Officer, Director

Jefferson A. Bootes, Founder / Chairman / CEO. Mr. Bootes has broad knowledge in the mining of minerals and other commodities, with primary concentration on excavation of coal, gold and diamonds. From 2003 to the present, he has served as President of Rio Grand Coal, Inc., based in Houston, Texas, and which is now a wholly owned subsidiary of DMG. From 1999 to 2003, he served as CEO and Chairman of **JAB** International, Inc. (symbol JABI), a publicly held company that pursued mining opportunities around the world, with initial focus on diamonds in the Central African Republic and Gold and other minerals in California. Mr. Bootes served in the U.S. Army and Majored in Engineering and Business Administration with minor in Philosophy and Ancient Writings, at the University of Florida.

Cheryl M. Hardy, Chief Financial Officer/ COO / Director. From February 2005 to the present, Ms, Hardy has served as Chief Financial Officer of Rio Grand Coal, Inc., now a wholly owned subsidiary of the Company. For three years prior to 2005, she served as a business development consultant, assisting small to mid tier companies acquire private equity/venture capital investment, as well as assisting in strategic planning, sales and marketing. From 2000 to 2002, she served as Vice President of Business Development and Strategic Alliances for CXO Media Inc., publisher of CIO Magazine and a subsidiary of IDG, the world's leading IT media, research and exposition company. From 1998 to 2000, she served as Vice President of Sales, Marketing & Business Development at National Technological University Corporation (NTUC) and The Public Broadcasting

Service's "PBS The Business Channel". Two organizations, which merged in 1999, that were dedicated to Executive Education for the Fortune 500 through distance learning supplied by the nation's most prestigious universities. Prior to 1998, she was Director of Worldwide Marketing for Ernst & Young's IT Consulting Practice, and also served many years at Texas Instruments Inc., as Manager of Executive Relations, Worldwide Marketing Promotions Mgr, and Trade Show Mgr & Financial Analyst. She received a B.S. in Finance from Florida State University, and has a Graduate Certificate in Marketing from Southern Methodist University.

Item 9. Remuneration of Directors and Officers

During the last fiscal year, the two highest paid officers or directors were as follows:

Name	Title	Annual Compensation
Jefferson A. Bootes	CEO	$144,000.00
Cheryl Hardy	CFO/COO	$120,000.00

All salaries and compensation have been deferred and are accruing until such time as the company has sufficient resources to pay them.

Item 10. Security Ownership of Management and Certain Securityholders

Prior to this Offering, the Company had approximately 39,360,000 shares of its Common Stock issued and outstanding. The following table sets forth, as of November 1, 2005, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

			Percentage of Ownership	
Name of Beneficial Owner	Address	Shares of Common Stock Owned	Before Offering	After Offering
Jefferson A. Bootes, CEO, Director	450 Killarney Bay Ct Winter Park, Fl 32792	25,000,000	63.08%	53.61%
iVest Investments, LLC	255 S. Orange Ave. Ste.1201 Orlando, FL 32801	3,500,000	8.83%	7.51%
MJMM Investments, LLC	280 Wekiva Spgs Rd. Ste.201 Longwood, FL 32779	3,500,000	8.83%	7.51%
Cheryl Hardy, CFO/COO	2244 James Ct. Winter Park, FL 32792	2,550,000	6.43%	5.47%

Name of Beneficial Owner	Address	Shares of Common Stock Owned	Before Offering	After Offering
All officers and directors as a group		27,550,000	69.52%	59.08%

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

The following description of the rights and preferences of the Company's capital stock is merely a summary. Each prospective investor should refer to the Company's Articles of Incorporation for a complete description of the Company's capital stock as well as to the applicable statutes of the State of Nevada for a more complete description concerning the rights and liabilities of stockholders. A Copy of the Certificate of Incorporation and Bylaws, as amended to date, are attached hereto as Exhibit "B".

The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, with a par value of $.0001 per share, of which approximately 39,630,000 shares are issued and outstanding, and 20,000,000 shares of Preferred Stock, with a par value of $.0001 per share, none of which has been issued or is outstanding.

Common Stock

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, holders of shares of Common Stock are to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable, and all shares to be sold and issued as contemplated hereby will be validly authorized and issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. Jefferson Bootes, CEO and Chairman, as the holder of more than 50% of the outstanding shares of Common Stock, has the power to elect all directors.

Holders of the Company's Common Stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions, and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

Preferred Stock

The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Part F/S

Diversified Minerals Group, Inc.

Consolidated Financial Statements

For the 8 Months & 20 Days Ended September 20, 2005

Compiled by:

O'Baker & Company
2250 Lucien Way, Suite 120
Maitland, FL 32751-7014
(407) 339-1210

Unaudited - fye 12/31

Diversified Minerals Group, Inc.

Consolidated Statement of Assets, Liabilities & Stockholders' Equity

As of September 20, 2005

Assets

Current Assets		
Cash in Bank	$ 4,937	
Accounts Receivable	2,510	
Stock Subscription Receivable	10	
Prepaid Expenses	287,010	
Total Current Assets		294,467
Fixed Assets		
Vehicles	105,400	
Machinery & Equipment	184,851	
Total Fixed Assets		290,251
Other Assets		
Royalties	25,000	
Total Other Assets		25,000
Total Assets		$ 609,718

Liabilities & Stockholders' Equity

Current Liabilities		
Accounts Payable	$ 145,851	
Accrued Interest	130,729	
Notes Payable	873,800	
Total Current Liabilities		1,150,380
Stockholders' Equity		
Common Stock $.0001 par value; authorized 200,000,000 shares; 39,630,000 shares issued & outstanding at September 20, 2005	3,963	
Preferred Stock $.0001 par value; authorized 20,000,000 shares; Shares issued & outstanding at September 20, 2005-None		
Additional Paid in Capital	691,192	
Preconsolidation Equity from Rio Grande Coal, Inc.	(623,275)	
Current Net Income	(612,542)	
Total Stockholders' Equity		(540,662)
Total Liabilities & Stockholders' Equity		$ 609,718

See accompanying notes to financial statements

Unaudited - fye 12/31

Diversified Minerals Group, Inc.
Consolidated Statement of Operations & Retained Earnings
For the 8 Months & 20 Days Ended September 20, 2005

	8 Months & 20 Days Ended September 20, 2005
Revenue	
Revenue	$ 0
Total Revenue	0
Operating Expenses	
Geological Costs	33,000
Payroll Taxes	10,761
Unemployment Compensation	69
Marketing	163,580
Marketing	20,000
Outside Services	80
Total Operating Expenses	227,490
Administrative Expenses	
Bank Charges	190
Interest	91,083
Legal	127,486
Licenses	129
Filing Fees	935
Office Expenses	4,862
Postage	206
Salaries (Officer)	140,669
Telephone	5,136
Meals & Entertainment	94
Travel-Miscellaneous	12,682
Travel-Transportation	128
Travel-Lodging	646
Rent	806
Total Administrative Expenses	385,052
Total Expenses	612,542
Net Income (Loss)	$ (612,542)
Retained Earnings, Beginning of Year	0
Retained Earnings, End of Year	$ (612,542)
Net Loss per Share	$ 0.02

See accompanying notes to financial statements

Unaudited - fye 12/31

Diversified Minerals Group, Inc.

Consolidated Statement of Cash Flows

For the 8 Months & 20 Days Ended September 20, 2005

		8 Months & 20 Days Ended September 20, 2005
Cash Flows from Operating Activities		
Net Income (Loss)	$	(612,542)
Increase in Receivables		(2,510)
Increase in Payables		145,851
Increase in Prepaid Expenses		(115,010)
Net Cash Used for Operating Activities		**(584,211)**
Cash Flows from Investing Activities		
Purchase of Equipment		(10,000)
Increase in Additional Paid in Capital		419,649
Net Cash Used for Investing Activities		**409,649**
Cash Flows from Financing Activities		
Increase in Notes Payable		88,418
Increase in Accrued Interest		91,081
Net Cash Used for Financing Activities		**179,499**
Net Increase in Cash		**4,937**
Cash at Beginning of Period		**0**
Cash at End of Period	**$**	**4,937**

See accompanying notes to financial statements

Unaudited - fye 12/31

Diversified Minerals Group, Inc. and Subsidiary

1. Organization and Presentation

Diversified Minerals Group, Inc. ("Diversified") is a Nevada corporation formed in June 2005, to develop and operate various mining interests both in the United States and abroad. The initial acquisition of Rio Grand Coal, Inc. ("Rio") was concluded in June of 2005. The shareholders of Rio exchanged all of the outstanding shares of stock in Rio that they held for shares of common stock of Diversified in a share exchange following which Rio became a wholly-owned subsidiary of Diversified.

The accompanying consolidated financial statements include the consolidated accounts and operations of Diversified and Rio and present the interim Consolidated Statement of Assets, Liabilities & Stockholders' Equity as of September 20, 2005, the interim Consolidated Statement of Operations & Retained Earnings and the Consolidated Statement of Cash Flows for the eight months and twenty days ended September 20, 2005

2. Summary of Significant Accounting Policies

Estimates The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments The carrying amounts for accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments.

Cash and Cash Equivalents Cash and cash equivalents include cash on hand and on deposit, including highly liquid investments with maturities of three months or less.

Property, Plant and Equipment Additions and replacements constituting improvements are capitalized. Depreciation and amortization are not recorded until the assets are placed in service. Depletion of mineral rights will be amortized when operations commence.

Advance Royalties Access to land with the Rights to mine coal are often acquired and/or maintained through advance royalty payments. Management assesses the recoverability of royalty prepayments based on estimated future production and then capitalizes these amounts accordingly. In March 2004, the Financial Accounting Standard Board ("FASB") issued Emerging Issues Task Force Issue No 04-2, *Whether Mineral rights are Tangible or Intangible Assets*. In this Issue, the Talk Force reached the consensus that mineral rights are tangible assets and amended Statement of Financial Accounting Standards ("SFAS") No 141, *Business Combinations*, and SFAS No 142, *Goodwill and Other Intangible Assets*, which previously classified mineral rights as intangible assets.

The Company leased/has acquired the mining concessions on property in Monclova, Mexico in October 2004 for seven years.

Development Stage Enterprise Operating losses should not be capitalized during the early years of an enterprise. This position is supported by the FASB in *Statement of Financial Accounting Standards No 7*, which clarifies the accounting and reporting practices for development stage enterprises. The FASB concludes that the accounting practices and reporting standards should be no different for a development state enterprise trying to establish a new business than they are for other enterprises.

3. Convertible Notes Payable

On August 15, 2005 Convertible Notes of $100,000 were offered to qualified investors. Each note bears interest at 15% simple interest payable at maturity which is defined as six months from the date of issue. The principal amount of each note is convertible, at the holder's option, into shares of the Company's common stock, at a conversion price of $.32 per share. The notes may be converted into common stock of the company at any time prior to maturity upon delivery of the original note to the Company along with notice of intention to convert.

Each note is accompanied by a stock purchase warrant. For each one dollar of principal amount of a note, the holder will be entitled to purchase one share of common stock of the company at a price equal to $0.50. The term of the warrants is one year from the date of issue. Unexercised warrants at the expiration date will expire and no longer be valid.

Convertible Notes were issued as of September 20, 2005 in the amount of $19,500.

4. Notes Payable

Rio Grand Coal, Inc. has notes from various entities totaling $852,826.39 as of September 20, 2005. The notes are all issued at 15% interest and are due September 1, 2006

One non-interest bearing note has been issued to an officer for $1,474.

5. Preconsolidation Equity and Common Stock

As of December 31, 2004 Rio's Retained Loss was $623,275. When the stock in Rio was exchanged for the stock in Diversified, this historic balance was included in the equity of Diversified. All income and expenses of Rio for the eight month and 20 day period ending September 20, 2005 have been included in the consolidated accounts. This has been done to provide greater clarity in the financial statements for the current interim period.

Common Shares in Rio and Diversified have been issued in exchange for goods and services and, in some cases, were issued accompanying the issue of a Note. Those shares issued for goods and services were valued at the fair market value of the goods and services received. During the current period 5,850,000 shares in Diversified were issued increasing additional paid-in-capital by $419,650. These shares were issued in exchange for compensation and for marketing services for one year beginning in June, 2005

6. Commitments and Contingencies, Litigation

The Company has no leases, lawsuits or claims and is involved in no regulatory proceedings incidental to its business.

Rio Grand Coal, Inc.

Unaudited Financial Statements

For the 12 Months Ended December 31, 2004

Compiled by:

O'Baker & Company
2250 Lucien Way, Suite 120
Maitland, FL 32751-7014
(407) 339-1210

Rio Grand Coal, Inc.
Statement of Assets, Liabilities & Stockholders' Equity
As of December 31, 2004

Assets

Current Assets		
Stock Subscription Receivable	$ 10	
Prepaid Expenses	172,000	
Total Current Assets		172,010
Fixed Assets		
Vehicles	105,400	
Machinery & Equipment	174,851	
Total Fixed Assets		280,251
Other Assets		
Mining Lease	25,000	
Total Other Assets		25,000
Total Assets		$ 477,261

Liabilities & Stockholders' Equity

Current Liabilities		
Accrued Interest	$ 39,647	
Total Current Liabilities		39,647
Long-Term Liabilities		
Notes Payable	785,968	
Total Long-Term Liabilities		785,968
Stockholders' Equity		
Common Stock $.01 par value; authorized 100,000,000 shares; 337,800 shares issued & outstanding at December 31, 2004	3,378	
Additional Paid-In Capital	271,543	
Current Net Income	(623,275)	
Total Stockholders' Equity		(348,354)
Total Liabilities & Stockholders' Equity		$ 477,261

Unaudited - fye 12/31

Rio Grand Coal, Inc.
Statement of Operations & Retained Earnings
For the 12 Months Ended December 31, 2004

	12 Months Ended December 31, 2004
Revenue	
Revenue	$ 0
Total Revenue	0
Operating Expenses	
Geological Costs	82,020
Salaries & Wages	30,520
Commissions & Fees	87,160
Drilling	54,380
Engineering	20,000
Permitting, Surveys, Mapping	10,000
Rental of Equipment	38,537
Tools & Supplies	5,000
Total Operating Expenses	327,617
Administrative Expenses	
Administrative Expenses	75,693
Automotive	25
Interest	39,647
Legal	46,545
Licenses	16
Office Expenses	40,000
Meals & Entertainment	110
Travel	93,622
Total Administrative Expenses	295,658
Total Expenses	623,275
Net Income (Loss)	$ (623,275)
Retained Earnings, End of Year	$ (623,275)
Net Loss per Share	$ 1.85

Unaudited - fye 12/31

Rio Grand Coal, Inc.
Statement of Cash Flows
For the 12 Months Ended December 31, 2004

		12 Months Ended December 31, 2004
Cash Flows from Operating Activities		
Net Income (Loss)	$	(623,275)
Increase in Receivables		(10)
Increase in Prepaid Expenses		(172,000)
Net Cash Used by Operating Activities		(795,285)
Cash Flows from Investing Activities		
Purchase of Equipment		(280,251)
Increase in Mining Leases		(25,000)
Net Cash Used by Investing Activities		(305,251)
Cash Flows from Financing Activities		
Proceeds from Issuance of Stock		3,378
Additional Paid-In Capital		271,543
Increase in Accrued Interest Payable		39,647
Increase in Notes Payable		785,968
Net Cash Used by Financing Activities		1,100,536
Net Increase in Cash		0
Cash at Beginning of Period		0
Cash at End of Period	$	0

Unaudited - fye 12/31

Rio Grand Coal, Inc.

1. Organization and Presentation

Rio Grand Coal, Inc. ("Rio") is a Texas Corporation formed August 19, 2002. The name was changed from Mexican Coal Ventures, Inc. on September 15, 2004 when the aggregate number of shares authorized was increased from one thousand (1,000) to one hundred million (100,000,000) shares.

The accompanying financial statements include the Statement of Assets, Liabilities & Stockholders' Equity as of December 31, 2004, the Statement of Operations & Retained Earnings and the Statement of Cash Flows for the twelve months ending December 31, 2004 which is the first year of operations.

2. Summary of Significant Accounting Policies

Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments The carrying amounts for accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments.

Cash and Cash Equivalents Cash and cash equivalents include cash on hand and on deposit, including highly liquid investments with maturities of three months or less.

Property, Plant and Equipment Additions and replacements constituting improvements are capitalized. Depreciation and amortization are not recorded until the assets are placed in service. Depletion of mineral rights will be amortized when operations commence.

Mining Lease Access to land with the Rights to mine coal are often acquired and/or maintained through advance royalty payments. Management assesses the recoverability of royalty prepayments based on estimated future production and then capitalizes these amounts accordingly. In March 2004, the Financial Accounting Standard Board ("FASB") issued Emerging Issues Task Force Issue No 04-2, *Whether Mineral rights are Tangible or Intangible Assets*. In this Issue, the Talk Force reached the consensus that mineral rights are tangible assets and amended Statement of Financial Accounting Standards ("SFAS") No 141, *Business Combinations*, and SFAS No 142, *Goodwill and Other Intangible Assets*, which previously classified mineral rights as intangible assets.

The Company leased/has acquired the mining concessions on property in Monclova, Mexico in October 2004 for seven years.

Development Stage Enterprise Operating losses should not be capitalized during the early years of an enterprise. This position is supported by the FASB in *Statement of Financial Accounting Standards No 7*, which clarifies the accounting and reporting practices for development stage enterprises. The FASB concludes that the accounting practices and reporting standards should be no different for a development state enterprise trying to establish a new business than they are for other enterprises.

3. Notes Payable

Rio Grand Coal, Inc. has notes from various entities totaling $785,960.07. The notes are all issued at 15% interest and are due September 1, 2006

4. Common Stock and Additional Paid-in-Capital

As of December 31, 2004 Common Stock was $3,378. Paid-in-Capital was $271,543.

Common Shares in Rio were issued in exchange for goods and services and, in some cases, were issued accompanying the issue of a Note. Those shares issued for goods and services were valued at the fair market value of the goods and services received.

5. Commitments and Contingencies, Litigation

The Company has no leases, lawsuits or claims and is involved in no regulatory proceedings incidental to its business.

6. Subsequent Events

Rio Grand Coal, Inc. ("Rio") became a wholly owned subsidiary corporation of Diversified Minerals, Inc. ("Diversified") in June of 2005. The shareholders of Rio exchanged all of the outstanding shares of stock in Rio for shares of common stock in Diversified. For each share of Rio exchanged, 100 shares of Diversified were received.

Rio Grand Coal, Inc.

Unaudited Financial Statements

For the 8 Months & 20 Days Ended September 20, 2005

Compiled by:

O'Baker & Company
2250 Lucien Way, Suite 120
Maitland, FL 32751-7014
(407) 339-1210

Unaudited - fye 12/31

Rio Grand Coal, Inc.
Statement of Assets, Liabilities & Stockholders' Equity
As of September 20, 2005

Assets

Current Assets		
Cash in Bank	$ 65	
Stock Subscription Receivable	10	
Prepaid Expenses	30,356	
Total Current Assets		30,431
Fixed Assets		
Vehicles	105,400	
Machinery & Equipment	184,851	
Total Fixed Assets		290,251
Other Assets		
Mining Lease	25,000	
Total Other Assets		25,000
Total Assets		$ 345,682

Liabilities & Stockholders' Equity

Current Liabilities		
Accounts Payable	$ 118,414	
Accrued Interest	130,456	
Notes Payable	854,300	
Total Current Liabilities		1,103,170
Stockholders' Equity		
Common Stock $.01 par value; authorized 100,000,000 shares; 337,800 shares issued & outstanding at September 20, 2005	3,378	
Additional Paid-In Capital	271,543	
Retained Earnings	(623,275)	
Current Net Income	(409,134)	
Total Stockholders' Equity		(757,488)
Total Liabilities & Stockholders' Equity		$ 345,682

Unaudited - fye 12/31

Rio Grand Coal, Inc.
Statement of Operations & Retained Earnings
For the 8 Months & 20 Days Ended September 20, 2005

	8 Months & 20 Days Ended September 20, 2005
Revenue	
Revenue	$ 0
Total Revenue	0
Operating Expenses	
Geological Costs	33,000
Payroll Taxes	8,415
Marketing	20,000
Total Operating Expenses	61,415
Administrative Expenses	
Bank Charges	117
Interest	90,810
Legal	124,838
Office Expenses	4,714
Salaries (Officer)	110,000
Telephone	3,752
Travel	12,682
Rent	806
Total Administrative Expenses	347,719
Total Expenses	409,134
Net Income (Loss)	$ (409,134)
Retained Earnings, Beginning of Year	(623,275)
Retained Earnings, End of Year	$ (1,032,409)
Net Loss per Share	$ 1.21

Unaudited - fye 12/31

Rio Grand Coal, Inc.

Statement of Cash Flows

For the 8 Months & 20 Days Ended September 20, 2005

		8 Months & 20 Days Ended September 20, 2005
Cash Flows from Operating Activities		
Net Income (Loss)	$	(409,134)
Increase in Payables		118,414
Decrease in Prepaid Expenses		141,644
Net Cash Provided by Operating Activities		**(149,076)**
Cash Flows from Investing Activities		
Purchase of Equipment		(10,000)
Net Cash Provided by Investing Activities		**(10,000)**
Cash Flows from Financing Activities		
Increase in Notes Payable		68,332
Increase in Accrued Interest		90,809
Net Cash Provided by Financing Activities		**159,141**
Net Increase in Cash		**65**
Cash at Beginning of Period		**0**
Cash at End of Period	**$**	**65**

Unaudited - fye 12/31

Diversified Minerals Group, Inc.

Unaudited Financial Statements

For the 8 Months & 20 Days Ended September 20, 2005

Compiled by:

O'Baker & Company
2250 Lucien Way, Suite 120
Maitland, FL 32751-7014
(407) 339-1210

Unaudited - fye 12/31

Diversified Minerals Group, Inc.
Statement of Assets, Liabilities & Stockholders' Equity
As of September 20, 2005

Assets

Current Assets		
Cash in Bank	$ 4,872	
Prepaid Expenses	256,655	
Receivables	2,510	
Total Current Assets		264,037
Other Assets		
Investment in Rio Grand Coal, Inc.	(757,488)	
Total Other Assets		(757,488)
Total Assets		$ (493,451)

Liabilities & Stockholders' Equity

Current Liabilities		
Payables	$ 27,437	
Convertible Notes Payable	19,500	
Accrued Interest	273	
Total Current Liabilities		47,210
Stockholders' Equity		
Common Stock, $.0001 par value; authorized 200,000,000 shares; 39,630,000 shares issued & outstanding at September 20,2005	3,963	
Preferred Stock, $.0001 par value; authorized 20,000,000 shares; Shares issued & outstanding at September 20, 2005-None		
Additional Paid in Capital	691,193	
Preconsolidation Loss from Rio Grand Coal, Inc.	(623,275)	
Net Loss for Period	(612,542)	
Total Stockholders' Equity		(540,661)
Total Liabilities & Stockholders' Equity		$ (493,451)

Unaudited - fye 12/31

Diversified Minerals Group, Inc.
Statement of Operations & Retained Earnings
For the 8 Months & 20 Days Ended September 20, 2005

	8 Months & 20 Days Ended September 20, 2005
Revenue	
Revenue	$ 0
Total Revenue	0
Operating Expenses	
Payroll Taxes	2,346
Unemployment Compensation	69
Marketing	163,580
Outside Services	80
Total Operating Expenses	166,075
Administrative Expenses	
Bank Charges	73
Interest	273
Legal	2,648
Licenses	129
Filing Fees	935
Office Expenses	148
Postage	206
Salaries (Officer)	30,669
Telephone	1,384
Meals & Entertainment	94
Travel-Transportation	128
Travel-Lodging	646
Total Administrative Expenses	37,333
Total Expenses from Operations	203,408
Net Loss on Subsidiary	409,134
Net Income (Loss)	$ (612,542)
Retained Earnings, Beginning of Year	0
Retained Earnings, End of Year	$ (612,542)
Net Loss per Share	$ 0.015

Unaudited - fye 12/31

Diversified Minerals Group, Inc.

Statement of Cash Flows

For the 8 Months & 20 Days Ended September 20, 2005

		8 Months & 20 Days Ended September 20, 2005
Cash Flows from Operating Activities		
Net Income (Loss)	$	(612,542)
Increase in Receivables		(2,510)
Increase in Prepaid Expenses		(256,655)
Increase in Payables		27,437
Net Cash Used by Operating Activities		**(844,270)**
Cash Flows from Investing Activities		
Investment in Subsidiary		757,488
Retained Earnings and Capital in Subsidiary		67,918
Net Cash Used by Investing Activities		**825,406**
Cash Flows from Financing Activities		
Proceeds From Issuance of Stock		3,963
Increase in Accrued Interest Payable		273
Proceeds from Convertible Notes Payable Issue		19,500
Net Cash Used by Financing Activities		**23,736**
Net Increase in Cash		**4,872**
Cash at Beginning of Period		**0**
Cash at End of Period	**$**	**4,872**

Unaudited - fye 12/31

PART III — EXHIBITS

Item 1. Index to Exhibits

2.1 State of Nevada Corporate Charter, dated June 6, 2005
2.2 State of Nevada Certified Articles of Incorporation, dated June 6, 2005
2.3 Corporate Bylaws, dated June 6, 2005

6.1 Employment Contracts for all officers
11 Legal opinion of The Business Law Group, dated as of September 22, 2005

Item 2. Description of Exhibits

2.4 State of Nevada Corporate Charter, dated June 6, 2005
2.5 State of Nevada Certified Articles of Incorporation, dated June 6, 2005
2.6 Corporate Bylaws, dated June 6, 2005

6.1 Employment Contract for Jefferson A. Bootes, CEO, and Cheryl Hardy, CFO
11 Legal opinion of The Business Law Group, dated as of September 22, 2005

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on October 31 , 2005 .

Diversified Mineral Group, Inc.

By:



(Date) 10-2-05

Jefferson A.Bootes, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



(Date) 11-1-05

Cheryl Hardy, CFO



(Date) 11/1/05

J. Bennett Grocock, P.A., Legal Counsel